

For Immediate Release
Monday, June 2, 2003

Contact information:
Roberto R. Thomae, CFO
(210) 496-5300/bthomae@txco.com

NEWS RELEASE

THE EXPLORATION COMPANY SHAREHOLDERS HEAR REVIEW
OF ACTIVE DRILLING PROGRAM AT ANNUAL MEETING

SAN ANTONIO – June 2, 2003 – The Exploration Company (Nasdaq:TXCO) provided attending shareholders with an update on its active, Maverick Basin drilling program at the Company's 2003 annual meeting, held Friday in San Antonio.

"We are prospect rich," James E. Sigmon, president and chief executive officer, told the meeting, adding TXCO participated in 24 wells in the first quarter and that brisk drilling activity has continued in the current quarter. "We are on track to meet our ambitious, 93-well drilling program for this year. Our goal is drill more wells in 2003 than we have in the past three years combined," he said. A copy of the meeting presentation, without audio feed, will be available on TXCO's web site at www.txco.com

Among the wells currently under way are the Taylor 132-1 on TXCO's Paloma lease. The exploratory well will be the first to test the deep Jurassic formation in the Maverick Basin. Sigmon said 11 3/4-inch casing has been set in the well at 7,800 feet and drilling continues. The well has been permitted to 18,500 feet. Drilling began in late March and it is expected to take approximately 75 to 100 additional days to finish the well. TXCO's partner in the well is Blue Star Oil & Gas Ltd., Dallas.

More than 80 percent of the Company's shares were represented at the session. TXCO shareholders approved the following measures during the business portion of the meeting:
- Re-election of two Class B directors, Stephen M. Gose, chairman of the board, and Alan L. Edgar to three-year terms.
- Amendments to the Company's 1995 Flexible Incentive Plan to increase the maximum number of shares of common stock that may be issued under the plan.
- Ratification of the appointment of Akin, Doherty, Klein & Feuge, P.C., certified public accountants, as independent auditors for 2003.

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<u>About The Exploration Company</u>

The Exploration Company is an independent oil and gas enterprise with interests primarily in the Maverick Basin in Southwest Texas. Its long-term business strategy is to acquire undeveloped mineral interests and internally develop a multi-year drilling inventory. The Company accounts for its oil and gas operations under the successful efforts method of accounting and trades its common stock on the Nasdaq Stock Market$^{(sm)}$ under the symbol "TXCO."

Statements in this press release which are not historical, including statements regarding TXCO's or management's intentions, hopes, beliefs, expectations, representations, projections, estimations, plans or predictions of the future, are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include those relating to drilling plans, including the timing, number and cost of wells to be drilled, mechanical difficulties, geologic formations encountered and expected response. It is important to note that actual results may differ materially from the results predicted in any such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the costs of exploring and developing new oil and natural gas reserves, the price for which such reserves can be sold, environmental concerns affecting the drilling of oil and natural gas wells, as well as general market conditions, competition and pricing. More information about potential factors that could affect the Company's operating and financial results is included in TXCO's annual report on Form 10-K for the year ended December 31, 2002, and its Form 10-Q for the quarter ended March 31, 2003. These and all previously filed documents are on file at the Securities and Exchange Commission and can be viewed on TXCO's website at www.txco.com. *Copies are available without charge upon request from the Company.*

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